FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For September 5, 2006
Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                       No

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) announced today that it is concluding a comprehensive airborne geophysical survey over the North Rae uranium property in northern Quebec, Canada. Previously obtained data from the Quebec government has revealed as much as 820 parts per million uranium oxide (U3O8) on the North Rae project land.

‘‘Northwestern is pleased with the progress made to date in our summer exploration at North Rae and management is committed to quickly advancing the property,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘We are confident that this airborne survey will confirm and possibly extend the areas of highly anomalous radioactivity that were uncovered during the earlier stages of our work program. The information gathered from our summer exploration will be used to delineate the most prospective uranium drill targets.’’

The airborne survey was scheduled to be flown over the North Rae property at a line spacing of 656 feet (200 meters), for a total of 1,701 line miles (2,738 line kilometers), at an aircraft elevation of 196 feet (60 meters), with an electromagnetic bird-ground clearance of 98 feet (30 meters) and a magnetic sensor clearance of 131 feet (40 meters). Northwestern contracted Aeroquest International Limited to conduct the survey, which will acquire radiometric data used to indicate the presence of potential uranium-bearing mineralization.

The North Rae Uranium Project consists of three blocks representing 701 claims, with a total area of 77,960 acres (31,550 hectares). Northwestern has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc. (TSX-V: AZM), as announced in a press release dated March 6, 2006.

SAGUENAY UPDATE

Further to Northwestern's press release dated June 21, 2006, the company has determined that it will not proceed with the acquisition of the Saguenay project in south-central Quebec, Canada, as a result of issues regarding title which arose during the due diligence process. Northwestern continues to evaluate potential acquisitions worldwide, with a focus on significant uranium projects.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By: /s/ Marek Kreczmer Marek Kreczmer President and CEO

Date: September 5, 2006